UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K for August, 2020
Commission File Number 1-31615
Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F __X__ Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes _____ No __X__
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes _____ No __X__
Indicate by check mark whether the registrant by furnishing the information contained in this
Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.
Yes _____ No __X__

Enclosures: SASOL LIMITED | TRADING STATEMENT FOR THE FINANCIAL
YEAR ENDED 30 JUNE 2020

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes:
JSE: SOL NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896 US8038663006
Sasol BEE Ordinary Share code: JSE: SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
(“Sasol” or “Company”)
TRADING STATEMENT FOR THE FINANCIAL YEAR ENDED 30 JUNE 2020
Sasol will announce group financial results for the year ended 30 June 2020 (2020 financial year) that were impacted by the COVID-19 pandemic and a severe decline in crude oil and chemical product prices. The impact of the weak macro-economic environment was partly mitigated by a strong cash cost, working capital and capital expenditure performance.

Shareholders are advised that, for the 2020 financial year:
-
The loss per share is expected to be between R146,75 and R148,15 compared to the prior year earnings per share of R6,97 (representing a decline of more than 100%);
-
Headline loss per share is expected to be between R8,72 and R14,86 compared to the prior year headline earnings per share (HEPS) of R30,72 (representing a decline of more than 100%); and
-
Core HEPS (CHEPS**) is expected to be between R11,02 and R18,56 compared to the prior year
CHEPS of R37,65.

Sasol’s adjusted earnings before interest, tax, depreciation and amortisation (adjusted EBITDA*) is expected to decline by between 17% and 37% from R47,6 billion in the prior year, to between R30,0 billion and R39,5 billion. This results from a 18% decrease in the rand per barrel price of Brent crude oil coupled with much softer global chemical and refining margins impacting our gross margins adversely, especially during the second half of the 2020 financial year. The cash fixed cost performance for the second half of the year improved markedly, partly offsetting the impact of lower gross margins.

The loss per share was as a result of the decrease in the adjusted EBITDA as well as notable non-
cash adjustments to earnings. The largest contributor relates to impairments of a number of cash generating units following the decline in the long-term macro-economic outlook, and the fair value impact following the commencement of partnering discussions for our Base Chemicals assets in the
United States. Aggregate pre-tax impairment charges of approximately R112 billion have been recognised in the 2020 financial year. The impairments and fair value adjustments have impacted the reporting segments as follows:
- Energy R12,5 billion across the portfolio;
- Base Chemicals R71,3 billion, primarily in the United States; and
-
Performance Chemicals R27,7 billion, primarily relating to its share of ethylene producing assets in the United States.

Other non-cash adjustments include:
-
Unrealised losses of R7,4 billion on the translation of monetary assets and liabilities due to the
23% weakening of the closing rand/US dollar exchange rate; and
- Unrealised losses of R4,8 billion on the valuation of financial instruments and derivative contracts.
-
Depreciation of R3,9bn attributable to those Lake Charles Chemicals Project (LCCP) units that reached beneficial operation.

The financial information on which this trading statement is based has not been reviewed and reported on by the Company's external auditors.

Sasol will release its Annual Financial Results on Monday, 17 August 2020, for the year ended 30
June 2020. Given the prevalence of the COVID-19 pandemic, and the associated restrictions placed on public gatherings, Sasol has decided to pre-record its results presentation. Sasol’s President and
Chief Executive Officer, Fleetwood Grobler, and Chief Financial Officer, Paul Victor, will present the results. The pre-recorded presentation will be available on 17 August 2020 on the following link:
https://www.corpcam.com/Sasol17082020.

A conference call will also be hosted via webcast at 15h00 (SA) with Fleetwood Grobler and Paul
Victor to discuss the results and provide an update of the business. Please confirm your participation by registering online: https://www.corpcam.com/Sasol17August2020

* Adjusted EBITDA is calculated by adjusting operating profit for depreciation, amortisation, share-
based payments, remeasurement items, change in discount rates of our rehabilitation provisions, all unrealised translation gains and losses, and all unrealised gains and losses on our derivatives and hedging activities.
** Core HEPS is calculated by adjusting headline earnings with non-recurring items, earnings losses of significant capital projects (exceeding R4 billion) which have reached beneficial operation and are still ramping up, all translation gains and losses (realised and unrealised), all gains and losses on our derivatives and hedging activities (realised and unrealised), and share-based payments on implementation of BBBEE transactions. Adjustments in relation to the valuation of our derivatives at period end are to remove volatility from earnings as these instruments are valued using forward curves and other market factors at the reporting date and could vary from period to period. We believe core headline earnings are a useful measure of the group´s sustainable operating performance.
Adjusted EBITDA and Core HEPS are not defined terms under IFRS and may not be comparable with similarly titled measures reported by other companies. The aforementioned adjustments are the responsibility of the directors of Sasol. The adjustments have been prepared for illustrative purposes only and due to their nature, may not fairly present Sasol´s financial position, changes in equity, results of operations or cash flows.
11 August 2020
Sandton
Sponsor: Merrill Lynch South Africa Proprietary Limited

Disclaimer - Forward-looking statements
Sasol may, in this document, make certain statements that are not historical facts and relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements may also relate to our future prospects, expectations, developments and business strategies. Examples of such forward-looking statements include, but are not limited to, the impact of the novel coronavirus (COVID-19) pandemic on Sasol’s business, results of operations, financial condition and liquidity and statements regarding the effectiveness of any actions taken by Sasol to address or limit any impact of COVID-19 on its business; statements regarding exchange rate fluctuations, changing crude oil prices , volume growth, increases in market share, total shareholder return, executing our growth projects (including LCCP), oil and gas reserves, cost reductions, our climate change strategy and business performance outlook.
Words such as “believe”, “anticipate”, “expect”, “intend", “seek”, “will”, “plan”, “could”, “may”,
“endeavour”, “target”, “forecast” and “project” and similar expressions are intended to identify such forward-looking statements, but are not the exclusive means of identifying such statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that the predictions, forecasts, projections and other forward-looking statements will not be achieved. If one or more of these risks materialise, or should underlying assumptions prove incorrect, our actual results may differ materially from those anticipated. You should understand that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors and others are discussed more fully in our most recent annual report on
Form 20-F filed on 28 October 2019 and in other filings with the United States Securities and
Exchange Commission. The list of factors discussed therein is not exhaustive; when relying on forward-looking statements to make investment decisions, you should carefully consider both these factors and other uncertainties and events. Forward-looking statements apply only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 11 August 2020
By: /s/ M M L Mokoka
Name: M M L Mokoka
Title: Company Secretary